Schedule TO
Exhibit (a)(1)(D)

N E W S R E L E A S E

FOR IMMEDIATE RELEASE
MAY 15, 2017

CHESAPEAKE ENERGY CORPORATION ANNOUNCES THE
EXPIRATION AND FINAL RESULTS OF ITS OFFER TO
PURCHASE ITS 2.5% CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2037

OKLAHOMA CITY, May 15, 2017 - Chesapeake Energy Corporation (NYSE:CHK) announced today the expiration and final results of its previously announced offer to purchase its 2.5% Contingent Convertible Senior Notes due 2037 (the “Notes”) at the option of the holders of the Notes pursuant to the terms of the Notes. The offer to purchase expired at 5:00 p.m., New York time, on May 10, 2017 and withdrawal rights with respect to tendered Notes expired at 5:00 p.m. New York time, on May 12, 2017. Holders of an aggregate of $12,625,000 principal amount of the Notes exercised the holders' right to surrender their Notes for repurchase, and an aggregate of $2,135,000 principal amount of the Notes remains outstanding. The repurchase price for any Notes that have been validly surrendered for purchase and not withdrawn will be paid promptly following the later of May 16, 2017 and the time of valid surrender of such Notes to the paying agent.

The holders' right to surrender their Notes for repurchase was made pursuant to the terms of a Company Notice dated March 30, 2017 (as amended, the “Company Notice”), which was attached as an exhibit to the Tender Offer Statement on Schedule TO filed by Chesapeake with the SEC on March 30, 2017. Holders of the Notes and other interested parties may obtain a free copy of these documents at the Securities and Exchange Commission’s website, www.sec.gov, or from the trustee, which is The Bank of New York Mellon Trust Company, N.A.

The address for The Bank of New York Mellon is:

The Bank of New York Mellon Trust Company, N.A.
111 Sanders Creek Parkway
East Syracuse, NY 13057

Attention: Eric Herr
315-414-3362

This news release is for informational purposes only and does not constitute an offer to purchase, or solicitation of an offer to sell, any Notes. None of Chesapeake, its board of directors, or its employees makes any recommendation to any holder as to whether to exercise or refrain from exercising their right to surrender Notes for repurchase, and no one has been authorized by any of them to make such a recommendation.

INVESTOR CONTACT:	MEDIA CONTACT:	CHESAPEAKE ENERGY CORPORATION
Brad Sylvester, CFA (405) 935-8870 ir@chk.com	Gordon Pennoyer (405) 935-8878 media@chk.com	6100 North Western Avenue P.O. Box 18496 Oklahoma City, OK 73154

Headquartered in Oklahoma City, Chesapeake Energy Corporation's (NYSE:CHK) operations are focused on discovering and developing its large and geographically diverse resource base of unconventional oil and natural gas assets onshore in the United States. The company also owns oil and natural gas marketing and natural gas gathering and compression businesses.
This news release includes "forward-looking statements" that give Chesapeake's current expectations or forecasts of future events, including the timing of the settlement of the repurchase. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate or changed assumptions or by known or unknown risks and uncertainties (including those stated in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2016 and its other filings with the SEC), and actual results may differ from the expectation expressed. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this news release, and we undertake no obligation to update this information, except as required by applicable law.

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